UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-173579

CUSIP NUMBER: [    ]

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LRI Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3011 Armory Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Nashville, Tennessee 37204

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LRI Holdings, Inc. (the “Company”), without unreasonable effort or expense, is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2016 by the prescribed filing due date because the Company needs additional time to complete its financial statements and disclosures. As previously disclosed, on May 13, 2016, the Company entered into forbearance agreements with certain noteholders and lenders, and management is currently engaged in discussions with such stakeholders regarding strategic alternatives to reduce the Company’s indebtedness and improve liquidity. In consideration of the significant amount of time devoted by management with respect to such discussions, and the time required by management to evaluate fully and disclose the potential consequences of such discussions, the Company is unable to file its Form 10-Q for the quarter ended March 30, 2016 within the prescribed time period without unreasonable effort or expense. The Company has also not yet filed its Annual Report on Form 10-KT for the transition period ended December 30, 2015.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edmund J. Schwartz	(615)	885-9056
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-KT for the transition period ended December 30, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LRI Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2016	By:	/s/ Edmund J. Schwartz
Name: Edmund J. Schwartz
Title: Chief Financial Officer, Treasurer and Secretary